Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated March 4, 2020)
Filed Pursuant to Rule 433
Registration Statement No. 333-236877

CIGNA CORPORATION
Pricing Term Sheet
March 4, 2020

2.400% Senior Notes Due 2030
Issuer:	Cigna Corporation
Principal Amount:	$1,500,000,000
Trade Date:	March 4, 2020
Settlement*:	March 16, 2020 (T+8)
Maturity Date:	March 15, 2030
Issuer Ratings (Senior Debt)**:	Baa2 (Stable) by Moody’s Investors Service, Inc. / A- (Negative) by Standard & Poor’s Ratings Group Inc. / BBB (Stable) by Fitch Ratings Inc.
Coupon:	2.400%
Price to Public (percent of principal amount):	99.832% of principal amount
Yield to Maturity:	2.419%
Spread to Benchmark Treasury:	+142 basis points
Benchmark Treasury:	1.500% due February 15, 2030
Benchmark Treasury Price and Yield:	104-23+;0.999%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2020
Interest Payment Record Dates:	March 1 and September 1
Optional Redemption Provisions:
Make-whole call at any time at a discount rate of U.S. Treasury plus 25 basis points; provided that on or after December 15, 2029 (three months prior to the Maturity Date), the Notes will be redeemable at par.

CUSIP / ISIN:	125523 CL2 / US125523CL22

3.200% Senior Notes Due 2040
Issuer:	Cigna Corporation
Principal Amount:	$750,000,000
Trade Date:	March 4, 2020
Settlement*:	March 16, 2020 (T+8)
Maturity Date:	March 15, 2040
Issuer Ratings (Senior Debt)**:	Baa2 (Stable) by Moody’s Investors Service, Inc. / A- (Negative) by Standard & Poor’s Ratings Group Inc. / BBB (Stable) by Fitch Ratings Inc.
Coupon:	3.200%
Price to Public (percent of principal amount):	99.853% of principal amount
Yield to Maturity:	3.210%
Spread to Benchmark Treasury:	+157 basis points
Benchmark Treasury:	2.375% due November 15, 2049
Benchmark Treasury Price and Yield:	117-07+;1.640%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2020
Interest Payment Record Dates:	March 1 and September 1
Optional Redemption Provisions:
Make-whole call at any time at a discount rate of U.S. Treasury plus 25 basis points; provided that on or after September 15, 2039 (six months prior to the Maturity Date), the Notes will be redeemable at par.

CUSIP / ISIN:	125523 CJ7 / US125523CJ75

3.400% Senior Notes Due 2050
Issuer:	Cigna Corporation
Principal Amount:	$1,250,000,000
Trade Date:	March 4, 2020
Settlement*:	March 16, 2020 (T+8)
Maturity Date:	March 15, 2050
Issuer Ratings (Senior Debt)**:	Baa2 (Stable) by Moody’s Investors Service, Inc. / A- (Negative) by Standard & Poor’s Ratings Group Inc. / BBB (Stable) by Fitch Ratings Inc.
Coupon:	3.400%
Price to Public (percent of principal amount):	99.813% of principal amount
Yield to Maturity:	3.410%
Spread to Benchmark Treasury:	+177 basis points
Benchmark Treasury:	2.375% due November 15, 2049
Benchmark Treasury Price and Yield:	117-07+;1.640%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2020
Interest Payment Record Dates:	March 1 and September 1
Optional Redemption Provisions:
Make-whole call at any time at a discount rate of U.S. Treasury plus 30 basis points; provided that on or after September 15, 2049 (six months prior to the Maturity Date), the Notes will be redeemable at par.

CUSIP / ISIN:	125523 CK4 / US125523CK49

*          *          *

Joint Book-Running Managers:
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
Academy Securities, Inc.

Use of Proceeds:
Cigna intends to use the net proceeds from the sale of the Notes offered hereby, together with cash on hand and/or borrowings under its commercial paper facility, to pay the consideration for the Cash Tender Offers, to fund the Redemptions and to pay accrued and unpaid interest and related expenses. Cigna intends to use the remaining proceeds, if any, for general corporate purposes.

Other Changes from the Preliminary Prospectus Supplement dated March 4, 2020 (with underlined text representing changes):

As used in the Preliminary Prospectus Supplement the term “Redemptions” means the redemption of approximately $2,050,000,000 of senior notes, which constitutes all outstanding principal amounts under Cigna Corporation’s 3.300% Senior Notes due 2021, 4.750% Senior Notes due 2021 and 4.500% Senior Notes due 2021, Cigna Holding Company’s 4.500% Senior Notes due 2021 and Express Scripts Holding Company’s 3.300% Senior Notes due 2021 and 4.750% Senior Notes due 2021 (collectively, the “2021 Existing Notes”).

*We expect that delivery of the Notes will be made against payment therefor on the eighth business day following the date hereof (such settlement cycle being referred to as “T+8”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or in the next five succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

**These issuer ratings are not a recommendation to buy, sell or hold the Notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by the relevant rating agency.  Each of the issuer ratings included herein should be evaluated independently of any other issuer rating.

Any capitalized term used in this Pricing Term Sheet but not defined herein has the meaning assigned to such term in the Preliminary Prospectus Supplement dated March 4, 2020 relating to the Notes offered hereby.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Goldman  Sachs & Co. LLC toll-free at 1-866-471-2526; or Morgan Stanley & Co. LLC toll-free at 1-800-718-1649.